# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIQUIDIA CORP, CIK 0001819576
CUSIP: 53635D202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 419 DAVIS DRIVE, SUITE 100, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-116952
Filed by CIK 0001494695

## Reporting persons
- Paul B Manning: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,946,771; shared voting power 914,724; sole dispositive power 4,946,771; shared dispositive power 914,724; aggregate amount beneficially owned 4,946,771 (6.5% of the class)
- PD Joint Holdings, LLC Series 2016-A: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 198,413; sole dispositive power 0; shared dispositive power 198,413; aggregate amount beneficially owned 198,413 (0.2% of the class)
- BKB Growth Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 716,311; sole dispositive power 0; shared dispositive power 716,311; aggregate amount beneficially owned 716,311 (0.8% of the class)

## Item 1. Issuer
Name of issuer: LIQUIDIA CORP
Address of issuer's principal executive offices: 419 DAVIS DRIVE, SUITE 100, MORRISVILLE, NC, 27560.

## Item 2. Person Filing
Name of person filing:
Paul B. Manning
PD Joint Holdings, LLC, Series 2016-A
BKB Growth Investments, LLC
Address of principal business office or, if none, residence:
c/o PBM Capital Group, LLC
200 Garrett Street, Suite S
Charlottesville, VA 22902
Citizenship:
Paul B. Manning is a United States Citizen.
PD Joint Holdings, LLC, Series 2016-A is a Delaware limited liability company.
BKB Growth Investments, LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Manning's holdings consist of (i) 38,755 shares of the Issuer's common stock held by Mr. Manning, (ii) 3,131,794 shares of the Issuer's common stock held by Paul and Diane Manning, JTWROS, (iii) 435,674 shares of the Issuer's common stock held by PBM Capital Finance, LLC, (iv) 1,229,163 shares of the Issuer's common stock held by Paul B. Manning Revocable Trust and (v) 111,385 shares of common stock issuable upon the exercise of stock options within 60 days of June 30, 2026.

PD Joint Holdings, LLC, Series 2016-A holds 198,413 shares of the Issuer's common stock.

BKB Growth Investments, LLC holds 716,311 shares of the Issuer's common stock.
Percent of class:
Mr. Manning may be deemed to beneficially own 6.5%.

PD Joint Holdings, LLC, Series 2016-A may be deemed to beneficially own 0.2%.

BKB Growth Investments, LLC may be deemed to beneficially own 0.8%.

The percentages are calculated based upon 89,508,891 outstanding shares of Common Stock of the Issuer as of July 29, 2026, as reported in the Issuer's 10-Q, filed with the Securities and Exchange Commission on August 12, 2026.
Sole power to vote or to direct the vote: Mr. Manning has the sole power to direct the vote or direct the vote of 4,946,771 shares of the Issuer's common stock.
Shared power to vote or to direct the vote:
Mr. Manning shares power to vote or direct the vote 914,724 shares of the Issuer's common stock.

PD Joint Holdings, LLC, Series 2016-A shares power to vote or direct the vote 198,413 shares of the Issuer's common stock.

BKB Growth Investments, LLC shares power to vote or direct the vote 716,311 shares of the Issuer's common stock.
Sole power to dispose or to direct the disposition: Mr. Manning has the sole power to dispose or to direct the disposition of 4,946,771 shares of the Issuer's common stock.
Shared power to dispose or to direct the disposition:
Mr. Manning shares power to dispose or to direct the disposition 914,724 shares of the Issuer's common stock.

PD Joint Holdings, LLC, Series 2016-A shares power to dispose or to direct the disposition 198,413 shares of the Issuer's common stock.

BKB Growth Investments, LLC shares power to dispose or to direct the disposition 716,311 shares of the Issuer's common stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement (Incorporated by reference to Exhibit A to the Schedule 13G/A, filed with the Securities and Exchange Commission on February 14, 2022)

## Signatures
- Paul B Manning: /s/ Paul B. Manning, Paul B. Manning (08/14/2026)
- PD Joint Holdings, LLC Series 2016-A: /s/ Paul B. Manning and /s/ Bradford Manning, By: Tiger Lily Capital, LLC, its Manager, By: Paul B. Manning, Manager and Bradford Manning, Manager (08/14/2026)
- BKB Growth Investments, LLC: /s/ Paul B. Manning and /s/ Bradford Manning, By: Tiger Lily Capital, LLC, its manager, By: Paul B. Manning, Manager and Bradford Manning, Manager (08/14/2026)